Exhibit 99.1

Mint Accelerates Robotics Expansion with Yunji Technology for Strategic Development of Next Generation Commercial Grade Service Robot

Hong Kong, Aug. 26, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that on August 22, 2026, its indirect wholly-owned subsidiary, Axonex Intelligence Limited (“AXONEX”), entered into a binding customised structural development contract (the “Development Contract”) with Beijing Yunji Technology Co., Ltd. (“Yunji Technology”, Stock Code: 02670.HK) to co-develop a next generation commercial grade service robot. Rice Robotics (Hong Kong) Limited (“Rice Robotics HK”), an indirect majority-owned joint venture entity of the Company, is also a party to the Development Contract.

Under the Development Contract, Yunji will lead the overall system architecture, hardware design, and mass production, integrating AXONEX’s AI intelligence control platform as a core module, while contributing its proven capabilities in productization, supply chain management, and commercial deployment across enterprise-grade service scenarios. Rice Robotics is also a party to the Development Contract, under which it has confirmed that it has authorized and agreed to provide technology licensing and intellectual property support for the new robot. This Development Contract is an early-stage development arrangement, with the Company planning an estimated production volume of approximately 1,000 units during the forthcoming year.

This strategic alliance harnesses Yunji’s proven expertise across commercial and hospitality sectors, Rice Robotics’ established footprint in Japan, and AXONEX’s presence in Singapore. Upon successful completion of development and establishment of manufacturing and distribution networks, the Group aims to penetrate emerging markets across South East Asia, Japan, Hong Kong, Macau and Taiwan, mainland China, as well as the potential geographic expansion ahead.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint stated: “This partnership brings together three complementary strengths—AXONEX’s AI technology, Yunji’s proven robotics excellence, and Rice Robotics’ brand and market reach in Asia. With our AI capabilities at the core, we are creating a service robot that will set new industry standards and further solidify AXONEX’s position as a leading AI intelligence provider in the commercial robotics industry. With a potential market of approximately 1,000 units per year and annual revenue of HK$50‑100 million, the commercial cleaning robot market presents a valuable opportunity.”

Mr. Victor Lee, Founder of Rice Robotics, said: “Rice Robotics deep-rooted presence in Japan and across Asia provides the ideal platform for this partnership. We see tremendous growth potential in Southeast Asia and Japan, and this partnership positions us to enter and lead the commercial grade service robotics market in the region.”

Mint Accelerates Robotics Expansion with Yunji Technology for Strategic Development of Next Generation Commercial Grade Cleaning Robot
August 26, 2026

Photo Caption

Representatives from AXONEX, Yunji Technology, and Rice Robotics gathered at the signing ceremony in Beijing on August 22, 2026, formalizing their strategic engagement to co-develop a next-generation commercial-grade service robot for the Asian market.

- End-

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design. Through its wholly-owned subsidiary Axonex AI Limited (Axonex AI), and through Aspiration X Limited’s joint venture Rice Robotics AGI Holding Limited (Rice Robotics AGI), Mint delivers comprehensive intelligent automation solutions. Axonex AI specializes in smart facility management, integrating robotics, IoT, and physical AI solutions such as humanoid robots and AI-powered analytics to provide real-time monitoring and predictive insights. Rice Robotics AGI focuses on customer-centric robots and companion robots. In addition, through Matter International Limited, the Group provides professional interior design and fit-out services. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Axonex Intelligence Limited

Axonex is a wholly-owned subsidiary of Mint Incorporation Limited (NASDAQ: MIMI). The company develops advanced AI, robotics, and intelligent automation solutions. Axonex is actively deploying robots in logistics, construction, retail, and facility management sectors in Hong Kong and the Greater Bay Area.

About Rice Robotics Holdings Limited

Rice Robotics Holdings Limited is a renowned leader in autonomous delivery robot solutions, with a strong market presence across Asia. Rice Robotics specializes in the design, development, and deployment of intelligent robotic systems for logistics and service industries. Its core technology platforms serve high profile clients in Japan, demonstrating proven reliability in complex operational environments. With a focus on innovation and real-world application, Rice Robotics is committed to transforming last-mile delivery and service automation, enhancing operational efficiency and redefining customer experiences.

About Beijing Yunji Technology Co., Ltd.

Beijing Yunji Technology Co., Ltd. (herein referred to as “Yunji Technology”) was founded in 2014 with the mission of “Robots, for a Happier Humanity,” and is committed to building a ecosystem for service intelligent agents. By deeply serving enterprise clients, Yunji Technology redefines consumer experiences through cutting-edge robotics and intelligent agent services. From robots capable of interacting with the physical world to intelligent software platforms that streamline decision-making, Yunji Technology leverages intelligent agents to deliver adaptive, scalable, consumer-centric, and future-ready products and services, establishing itself in the R&D and commercialization of robotic service agents.

Mint Accelerates Robotics Expansion with Yunji Technology for Strategic Development of Next Generation Commercial Grade Cleaning Robot
August 26, 2026

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries

Strategic Financial Relations Limited

Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk